UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Adamas Pharmaceuticals, Inc.

(Name of Subject Company)

Adamas Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00548A106 (CUSIP Number of Class of Securities)

Jack A. Khattar

President, Treasurer & Secretary

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, California

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Ian Nussbaum

Polina A. Demina

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”) with the Securities and Exchange Commission (the “SEC”) relating to the tender offer (the “Offer”) by Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc. (“Supernus”), to purchase all of the outstanding Shares at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021, and in the related Letter of Transmittal filed by Purchaser with the SEC on October 25, 2021. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2021, by and among Supernus, Purchaser and Adamas. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The section titled “Legal Proceedings” on page 37 is hereby amended by adding the bold and underlined language below:

Legal Proceedings

Subsequent to the filing of the Schedule 14D-9, ten civil actions were filed challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Supernus and Purchaser and the process which led to the proposed transaction. On October 26, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Wang v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08742 (the “Wang Complaint”). The Wang Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 28, 2021, Jeffrey D. Justice II, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Justice v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08818 (the “Justice Complaint”). The Justice Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On October 29, 2021, Stourbridge Investments LLC, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Stourbridge Investments LLC v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08856 (the “Stourbridge Complaint”). The Stourbridge Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an amended recommendation statement, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 29, 2021, Tran Tran, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Tran v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08417 (the “Tran Complaint”). The Tran Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission or rescissory damages in the event it is consummated, an amended recommendation statement, and the award of attorneys’ fees and expenses. On November 2, 2021, Kelly Cook, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of New York, captioned Cook v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-06102 (the “Cook Complaint”). The Cook Complaint asserts claims under Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 5, 2021, Catherine Coffman, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Coffman v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08646 (the “Coffman Complaint”). The Coffman Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 5, 2021, Michael Kent, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Kent v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:99-mc-09999 (the “Kent Complaint”). The Kent Complaint asserts claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 8, 2021, Marc Waterman, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of Pennsylvania, captioned Waterman v. Adamas Pharmaceuticals, Inc. et al., Case No. 2:21-cv-04912 (the “Waterman Complaint”). The Waterman Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 10, 2021, Lori Vereker, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Vereker v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09319 (the “Vereker Complaint”). The Vereker Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 11, 2021, Michael McDevitt, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned McDevitt v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09343 (the “McDevitt Complaint” and, together with the Wang Complaint, the Justice Complaint, the Stourbridge Complaint, the Tran Complaint, the Cook Complaint, the Coffman Complaint, the Kent Complaint, the Waterman Complaint, and the Vereker Complaint, the “Complaints”). The McDevitt Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing defendants from filing any amendment to the recommendation statement unless and until defendants agree to disclose the information requested, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 12, 2021, the Vereker Complaint was voluntarily dismissed. On November 19, 2021, the Wang Complaint and the McDevitt Complaint were voluntarily dismissed. On November 23, 2021, Lori Vereker, a purported stockholder of the Company, commenced an action in the Court of Chancery of the State of Delaware, captioned Lori Vereker v. Adamas Pharmaceuticals, Inc., Case No. 2021-1017 (the “Second Vereker Complaint”). The Second Vereker Complaint asserts claims under Section 220 of the Delaware General Corporate Law and seeks, among other things, an order permitting inspection of the Company’s books and records and the award of attorneys’ fees and expenses.

2.	By adding under a new section titled “Expiration of the Offering Period” before the heading “Cautionary Statements Regarding Forward-Looking Statements” on page 43 of the Schedule 14D-9, the following paragraphs:

Expiration of the Offering Period

At 12:00 midnight, Eastern Time, on November 24, 2021 (one minute following 11:59 p.m., Eastern Time, on November 23, 2021), the Offer and withdrawal rights expired, and the Offer was not extended in accordance with the terms of the Merger Agreement. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Purchaser that a total of 35,478,225 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) were validly tendered (and not withdrawn) pursuant to the Offer prior to the Offer Expiration Time, representing approximately 77.3% of the outstanding Shares as of the Offer Expiration Time.

As of the expiration of the Offer, the number of Shares validly tendered (and not withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) satisfied the Minimum Condition and all other conditions to the consummation of the Offer have been satisfied or waived. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, on November 24, 2021, Purchaser accepted for payment all Shares that were validly tendered (and not withdrawn) pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and Purchaser effected the closing of the Merger on November 24, 2021. Purchaser was merged with and into Adamas, without a vote of the stockholders of Adamas in accordance with Section 251(h) of the DGCL, with Adamas continuing as the surviving corporation of the Merger and as a wholly owned subsidiary of Supernus. Pursuant to the Merger Agreement, at the Effective Time, each then-issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Adamas, Supernus, Purchaser or any other direct or indirect wholly owned subsidiary of Supernus and (b) Shares outstanding immediately prior to the Effective Time that were held by stockholders of Adamas who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive the Merger Consideration.

Following consummation of the Merger, the Shares were delisted and ceased to trade on The Nasdaq Global Market. Pursuant to the terms of the Merger Agreement, Supernus and the Adamas will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMAS PHARMACEUTICALS, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President, Treasurer & Secretary

Dated: November 24, 2021